



WeFunder - Join the Fetch.com Revolution!

Brenda Schaeffer (brenda@brendaschaeffer.com)

WeFunder - Join the Fetch.com Revolution!

Hi Brenda,

It's been too long my friend! I'm excited to announce that Fetch.com is launching our Wefunder campaign. Before our public launch we are reaching out to friends and colleagues offering a 20% discount for the initial $500k. If you or anyone in your network may be interested please feel free to share. No pressure or wrong answer, of course - just asking in case it's a fit. To learn more click this link: Wefunder

Want to meet the team? Please let us know a convenient time or feel free to book on our Calendly.

Thank you,
Gordon

Testing the waters legal disclosure. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gordon Schaeffer
Founder/CEO
(650)-272-8427
gordon@fetch.com
www.fetch.com

fetch.com

Calendly
Fetch Video
Fetch.com



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   